

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2013

Via E-mail
Michael V. Pappagallo
President and Chief Financial Officer
Brixmor Property Group Inc.
420 Lexington Avenue
New York, NY 10170

Re: **Brixmor Property Group Inc.**
       Amendment No. 2 to Form S-11
       Filed September 23, 2013
       File No. 333-190002

Dear Mr. Pappagallo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 22 of our letter dated September 18, 2013 in which you have filed the current, executed Amended Certificate of Incorporation and the By-laws. We note that these exhibits indicate that Brixmor Property Group was formerly known as BRE Retail Parent Inc. Please revise your Summary and Business sections to clarify that Brixmor Property Group was formerly known as BRE Retail Parent Inc. and disclose the date of the name change.

Cover Page of the Prospectus

2.   Please ensure that only the lead or managing underwriters are identified on the prospectus cover page. See Item 501(b)(8) of Regulation S-K. Also revise the disclosure in the "Underwriters" section to identify each underwriter that is serving as a lead or managing underwriter or advise.

Table of Contents, page i

3.   When defining "pre-IPO owners," please include the names of the management team that you are referring to in this definition.

Summary, page 1

4.   We note your response to comment 6 of our letter dated September 18, 2013. Please advise us why certain grocers do not report average sales PSF and whether the average sales PSF of reporting groceries is representative of the total grocers so that it can be presented separately in the table.

The Offering, page 15

5.   Please expand your disclosure regarding the Outstanding BPG Subsidiary Shares and Outstanding OP Units to clarify that these amounts are inclusive of the units and shares that will be issued to management in conjunction with their conversions of previously issued compensation interests.

Distribution Policy, page 49

6.   We note your response to comment 12 of our letter dated September 18, 2013 in which you have revised footnote (1) to the table on page 52 to indicate that the projected lease renewals were determined based on Brixmor's historical retention rate for its IPO Portfolio of 83% for the twelve months ended June 30, 2013. Please advise us how your projected lease renewals compare to your three-year historical average for renewals. Tell us why you believe that a one-year renewal historical retention rate is appropriate for your calculation of this adjustment rather than a three-year historical average renewal rate, or revise.

7.   We note your response to comment 13 of our letter dated September 18, 2013 and your revised disclosure on page 52. Please revise the table to include an adjustment to reduce cash available for distribution for the expected $69.4 million of tenant-driven redevelopment costs; there does not appear to be a basis for excluding these expenditures. In this regard, we note your disclosure on page 5 that you expect to maintain your current pace of anchor related projects over the foreseeable future. Furthermore, you disclose on page 7 that you expect to continue to expand the

number of redevelopment projects over time and to fund these efforts through cash from operations.

8. We note your response to comment 14 of our letter dated September 18, 2013 and your revised disclosure on page 52. We note that you indicate that the amount of recurring capital expenditures was determined based on a historical four year average of $0.20 PSF. Please clarify to us how you determined that four years was the appropriate period to determine average recurring capital expenditures. In that regard, we note from the disclosure on page 2 that during the period of ownership under Centro Properties Group, your capital availability was constrained and limited to general upkeep at your shopping centers. Please advise us of your historical recurring capital expenditures in each of the four years used in your average. To the extent recurring capital expenditures were less per year prior to the Sponsor Contract Date of February 28, 2011, please specifically tell us why you believe it is appropriate to consider those years in your assumption.

9. You disclose in footnote (8) that you assume that you will be able to fund the total $1,092 million of debt maturities during the 12 months ending June 30, 2014 with amounts under your Unsecured Credit Facility. However, we note on page 94 that you currently intend to repay approximately $700 million of the 2013 maturing mortgage loans with borrowings under the Unsecured Credit Facility and that the balance of 2013 debt maturities are anticipated to be extended, refinanced or repaid with operating cash flows. You go on to state that you also intend to repay $270 million of your 2015 maturities and approximately $1.4 billion of your 2016 maturities in August 2013; please advise us if these repayments have occurred in light of the fact that August 2013 has already past, and revise your disclosure accordingly. Furthermore, you do not discuss your intention regarding debt maturities during 2014 on page 94; please advise. Lastly, please elaborate on the amount of 2013 maturities that you anticipate will be repaid with operating cash flows since this is inconsistent with your assumption that you will fund all debt maturities during 12 months ending June 30, 2014 with amounts under your Unsecured Credit Facility.

Dilution, page 55

10. Please expand your disclosure to show how you calculated the pro forma net tangible book value as of June 30, 2013. Please quantify the amount of intangible assets excluded from pro forma book value as of June 30, 2013, and tell us where the values are included in the pro forma balance sheet in your response.

Unaudited Pro Forma Financial Information, page 57

11. Please disclose the estimated amount of compensation expense that will be recorded as a result of the conversion of units by management into units/shares of the company and its subsidiaries as well as cash. Clarify in your response how the amount of the Cash Payment was determined in relation to the value of the units that will be surrendered. Also, advise us of the period over which the compensation will be recorded

and tell us what consideration you gave to including a pro forma income statement adjustment for any compensation that will be recorded over time.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

Our Critical Accounting Policies

Real Estate, page 101

12.   We note your response to comment 19 of our letter dated September 18, 2013 and your revised disclosure on page 102.   Your revised disclosure indicates that soft costs are an immaterial portion of total redevelopment costs. Please clarify whether you have included all capitalized salaries, G&A, any other indirect costs in your evaluation of the materiality of soft costs. Also, clarify whether the amounts of all soft costs capitalized are material to your earnings. If so, please quantify and disclose these amounts.

Management, page 156

13.   We note that you have revised your disclosure in this section to add two director nominees. Please revise your biographical summaries to provide the dates, including the month and year, during which each occupation was carried on. Please refer to Item 401(e) of Regulation S-K.

Item 33. Recent Sales of Unregistered Securities, page II-1

14.   Please include the sale of the unregistered securities to be issued in connection with the IPO Property Transfers. Refer to Item 701 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Joshua Ford Bonnie
        Simpson Thacher & Bartlett LLP
        Via E-mail

        Steven F. Siegel
        Executive Vice President and General Counsel
        Brixmor Property Group Inc.
        Via E-mail